Exhibit 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Quarter ended
	March 25,	March 26,
	2011	2010
Loss from continuing operations before income taxes	$(80)	$(104)
Add (deduct):
Fixed charges	94	110
Capitalized interest	(1)	(1)
Amortization of capitalized interest	2	1
Equity in (earnings)/losses related to certain 50% or less owned affiliates	2	5
Distribution on preferred units	—	(2)

Adjusted earnings	$17	$9

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$82	$96
Capitalized interest	1	1
Distribution on preferred units	—	2
Portion of rents representative of the interest factor	11	11

Total fixed charges and preferred unit distributions	$94	$110

Deficiency of earnings to fixed charges and preferred unit distributions	$(77)	$(101)